

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 30, 2008

Mr. Scott L. Bok
Chairman and Chief Executive Officer
GHL Acquisition Corp.
300 Park Avenue
23rd Floor
New York, New York 10022

      Re: **GHL Acquisition Corp.**
                Preliminary Proxy Statement on Schedule 14A
                Filed December 1, 2008
                File No. 001-33963

Dear Mr. Bok:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

    1.   Please include all listed annexes as soon as possible. We must review these documents before we clear your preliminary proxy statement, and we may have additional comments.

Summary Term Sheet, page 1

2. In the third bullet-point of your summary term sheet, clarify why you will only be acquiring 97% (as opposed to 100%) of the equity interests of Iridium Holdings at the closing of the acquisition.

3. In the fourth bullet-point of your summary term sheet, please clarify and expand your disclosure regarding "other transaction agreements."

4. In the fifth bullet-point of your summary term sheet, please disclose the voting and ownership percentage to be controlled by current Iridium Holdings unitholders immediately following the merger, assuming no conversion and assuming maximum conversion by GHL stockholders. Also provide ownership and voting percentages for GHL stockholders following the acquisition. Clarify the extent to which GHL ownership percentages include shares obtained upon conversion of the Greenhill Europe convertible subordinated promissory note.

5. Please expand your summary term sheet to briefly mention the existence and significance of conversion rights and how to exercise them. Also add a bullet-point summarizing the interests of the officers and directors of GHL in the transaction.

6. Disclose the approximate dollar value of the total consideration to be paid under the transaction agreement based on your stock price immediately prior to the announcement of the proposed acquisition and as of a recent date.

Questions and Answers About the Acquisition, page 3

7. Please disclose that the acquisition will impact your warrants because they become exercisable upon the later of the completion of a business combination and February 14, 2009.

Q. Why is GHQ proposing the acquisition? Page 3

8. Clarify in the last sentence of the fifth paragraph that the sellers of the equity interests in Syncom and Baralonco will enter into a pledge agreement, as this sentence indicates that the blocker entities will enter into a pledge agreement.

Q. How do the founding stockholder, our officers and directors intend to vote their shares? page 5

9.   Please clarify how your founding stockholder, officers and directors will vote any shares acquired in the initial public offering, the aftermarket or the proposed tender offer with respect to the proposals. If the founding stockholder, officers and directors acquire or have acquired any such shares, provide quantitative disclosure of these holdings in your revised proxy statement.

Q. What is the tender offer? Page 7

10.   Disclose any contingencies relating to your planned tender offer, including how the results of the voting at the special meeting and conversions of common stock will impact your decision to move forward with the tender offer. Clarify that while existing GHL stockholders may be entitled to convert all of their existing shares of common stock prior to the special meeting, such stockholders may only be able to tender a portion of their shares in the tender offer.

Why is GHQ planning the tender offer? Page 7

11.   Expand your disclosure to clarify that the tender offer price will be at a higher price than the conversion price and that is why the board believes that the tender offer, commencing after the special meeting, will enhance the likelihood of stockholder approval of the acquisition proposal.

Selected Historical Financial Data of GHQ, page 22

12.   Please provide separately the Statement of Operations Data for the period ended December 31, 2007 and the period ended September 30, 2008.

Selected Historical Financial Data of Iridium Holdings, page 23

13.   Please provide the Balance Sheet Data required by Item 301 of Regulation S-K.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 26

14.   On page 54, you disclose that you will be acquiring less than 100% of Iridium. Please reflect that in your Pro Form Financial Statements.

15.   On page 60, you disclose that you have agreed to purchase all the outstanding shares of Baralonco and Syncom in order to obtain the shares of Iridium that each owns. Please tell us where you have reflected this transaction in the pro formas.

16. Please reflect the changes to the terms of your credit facilities as a result of the Credit Amendments (i.e., the changes to the interest rates as disclosed on page F-67) as well as the distribution of $36.3 million to Iridium Holdings unit holders.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

2. Acquisition Method, page 31

17. Please provide us with your detailed analysis of paragraphs 8, 9 and A11-A15 of SFAS 141(R) supporting your conclusion that GHQ is the acquiring entity for accounting purposes. Revise your disclosures accordingly.

18. Please revise to use a fair value for GHQ that is closer to its fair value at the date that you filed the proxy. In addition, your notes to the pro forma balance sheet should include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price. The appropriate percentages should be reasonable in light of the acquirer's volatility.

3. Pro Forma Adjustments and Assumptions

19. We refer to the Motorola Payables disclosure on page F-41. We note that the TSA provides for the payment to Motorola of $7.25 million plus certain accrued interest upon the occurrence of a "triggering event." Tell us how you considered this potential payment, due to the possible change of control, in your pro forma financial statements. In this regard, it appears that the total amount due has not been recognized in your historical financial statements. Similarly address how you considered the possible change of control with respect to your Motorola Note Agreement in note 8.

20. In (D), please disclose in detail how the adjustments were calculated.

21. In (H), revise to show how the preliminary adjustment for the difference in tax and book basis has been calculated.

22. In (I), revise to show the allocation of costs to each intangible asset. Also, tell us the consideration that was given to allocating a portion of the purchase price to research and development activities as contemplated by paragraph 16 of SFAS 142 (after the adoption of SFAS 141(R)).

23. In (K), revise to explain in detail how the adjustment was calculated and the basis for that adjustment.

24.   In (M), disclose how you determined the estimated $10.00 conversion price. If the amount is not fixed, please provide a sensitivity analysis for the possible range of conversion prices.

25.   In (S), revise to show how the adjustment was calculated.

Risk Factors, page 36

Iridium Holdings indebtedness could impair its ability to react to changes…, page 47

26.   If you plan on using a substantial portion of the trust proceeds to pay down debt, please indicate so and disclose the remaining amount of debt that must be serviced.

Claims for indemnification by our officers and directors may reduce…, page 54

27.   Disclose whether any vendors, service providers and other entities have or have not executed waiver agreements relating to potential claims against the trust account. If material, disclose the amounts not covered by waiver agreements.

The AMEX may delist our securities, which could make it more difficult…, page 57

28.   Please revise and change all references in your proxy statement to the American Stock Exchange or AMEX to NYSE Alternext U.S. to reflect its current name following acquisition by NYSE Euronext.

29.   Please clarify where the common stock in the post-acquisition entity will be listed. For example, throughout your proxy statement you have left blank the name of a proposed exchange for the listing of your post-acquisition securities. However, Note 8 to your financial statements on page F-23 indicates that you contemplate listing on Nasdaq.

Proposal I – Approval of the Acquisition, page 60

Background of the Acquisition, page 60

30.   Please provide additional background information about the three potential targets with whom you entered into detailed discussions. Discuss the criteria for selecting these companies. Disclose when you abandoned these transactions in favor of pursuing the Iridium transaction.

31.   Please provide additional detail regarding why a representative of Iridium Holdings' financial advisor initially contacted GHL. Explain how Iridium became aware of your business objective and determined it was compatible with Iridium's business objective.

Factors Considered by the GHQ Board in Approving the Acquisition, page 65

32.   Please include disclosure addressing Iridium's reasons for the acquisition. Refer to Schedule 14A Item 14(b)(4) and Regulation MA Item 1004(a)(2)(iii).

Summary of the Duff & Phelps Opinion, page 73

33.   Please detail, with tabular disclosure to the extent practicable, how Duff & Phelps determined the range of discount rates applied in the discounted cash flow method.

34.   Disclose the material financial projections considered by Duff & Phelps in its analyses. Furthermore, disclose the bases for and the nature of the material assumptions underlying the projections used in the discounted cash flow analysis.

35.   Please disclose the criteria for selecting comparable publicly-traded companies for use in the selected public company analysis. Tell us in your response letter how the financial advisor was able to obtain EBITDA and revenue projections for 2008 and 2009 for all the comparable companies.

36.   Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Duff & Phelps in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

Proposal IV – Adoption of the Stock Incentive Plan, page 89

37.   Please advise in your response letter when the options and shares called for thereby under the 2009 Stock Incentive Plan will be registered under the Securities Act, or if such registration is not contemplated, the section of the Securities Act or rule of the Commission under which exemption from such registration is claimed and the facts relied upon to make the exemption available. See Instruction 5 to Item 10 of Schedule 14A.

The Transaction Agreement, page 100

38.   Please provide us with a list briefly identifying the contents of all omitted schedules or similar supplements to the transaction agreement.

Directors and Officers of GHQ After the Acquisition, page 108

39.   Please revise the last sentence in this paragraph to clarify when officers will resign their positions.

Conditions to the Closing of the Acquisition, page 109

40.   Disclose whether it is the intent of your board of directors to resolicit stockholder approval of the acquisition if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to an acquisition and such changes in the terms of the transaction render the disclosure that was previously provided to shareholders materially misleading.

Information about Iridium Holdings, page 128

41.   We note your citation of statistical and third-party industry data throughout this section of the proxy statement. For example, Raymond James is cited on page 128 and GSM Association & Europa Technologies is cited on page 129. Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support.

Iridium Holdings Management's Discussion and Analysis of Financial Condition and Results of Operations, page 150

Liquidity and Capital Resources, page 167

42.   Please reconcile the disclosure on page 172 that Iridium holdings will "be able to prepay all or a portion of its outstanding debt balance following the acquisition with the disclosure later on page 172 that Iridium Holdings will be required to make a prepayment of $80 million of the outstanding balance under its credit agreements.

Beneficial Ownership of Securities, page 175

43.   Clarify the extent to which the columns reflecting share ownership after the acquisition include shares of common stock underlying your warrants which will be exercisable upon completion of the acquisition. Refer to Rule 13d-3(d)(1) under the Exchange Act.

Where You Can Find More Information, page 204

44.   Please revise this section to reflect the current address of the Commission, 100 F Street, NE, Washington, DC 20549.

Iridium Holdings LLC Audited Financial Statements

4. Boeing Operations and Maintenance Agreement, page F-42

45.   Please revise to disclose the outstanding term of the agreement over which the remaining balance of the payment to Boeing will be amortized.

5. Property and Equipment, page F-42

46.   Please revise to provide details of your construction in process.

Iridium Holdings LLC Interim Financial Statements

3. Material Definitive Agreements, page F-61

47.   Tell us how you will account for the convertible note issued to Greenhill Europe and refer to your basis in the accounting literature. Also, tell us why the note has not been reflected in your pro forma financial statements.

* * * * * * *

As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Leonard Kreynin, Davis Polk & Wardwell
    Via Facsimile (212) 450-3937